Filed Pursuant to Rule 433
Registration No. 333-165988
Issuer Free Writing Prospectus dated July 15, 2010 supplementing the Preliminary Prospectus dated June 28, 2010 and
the Issuer Free Writing Prospectus dated July 13, 2010

12,500,000 Shares

Common stock

RealD Inc.

Initial Public Offering of

12,500,000 shares of Common Stock, par value $0.0001 per share

The information in this free writing prospectus relates only to this offering and should be read together with the preliminary prospectus, dated June 28, 2010 (the “Preliminary Prospectus”), included in Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (File No. 333-165988, the “Registration Statement”) and the issuer free writing prospectus, dated July 13, 2010 (the “July 13, 2010 FWP”).  RealD Inc. filed Amendment No. 4 to the Registration Statement on July 13, 2010 (“Amendment No. 4”), Amendment No. 5 to the Registration Statement on July 15, 2010 (“Amendment No. 5”), Amendment No. 6 to the Registration Statement on July 15, 2010 (“Amendment No. 6”) and Amendment No. 7 to the Registration Statement on July 15, 2010 (“Amendment No. 7”).

The following information supplements and updates the information contained in the Preliminary Prospectus and the July 13, 2010 FWP:

Issuer:	RealD Inc., a Delaware corporation.

Ticker/Exchange for common stock:	RLD/New York Stock Exchange.

Title of securities:	Common Stock, par value $0.0001 per share.

Shares offered by the issuer:	6,000,000 shares.

Shares offered by the selling stockholders:	6,500,000 shares.

Underwriters’ option to purchase additional shares from certain of the selling stockholders:	1,875,000 shares.

Common stock to be outstanding after this offering:	47,638,374 shares.

Initial public offering price:	$16.00 per share.

Underwriting discount per share:	$1.12 per share.

Net proceeds to the issuer:	$82.6 million.

Use of proceeds:

The issuer plans to use the net proceeds of this offering: (1) to repay $25.1 million of indebtedness under its term loan and revolving credit facilities, which will become due and payable upon the completion of this offering and (2) the remainder for general corporate purposes, including investments in technology. The issuer may also use a portion of the net proceeds to acquire complementary businesses and technologies.

Underwriters:	J.P. Morgan Securities Inc., Piper Jaffray & Co., William Blair & Company, L.L.C., Stifel, Nicolaus & Company, Incorporated and BMO Capital Markets Corp.

CUSIP:	75604L 105

•                  changes to the “Prospectus summary—The offering” section contained on page 6 of the Preliminary Prospectus, including that:

•                  selling stockholders of options will purchase an aggregate of 111,706 shares of common stock at a weighted average exercise price of approximately $1.40 per share, for total proceeds to us of $156,447;

•                  the number of shares of common stock outstanding immediately after this offering will be 47,638,374, which excludes 5,402,163 shares of common stock issuable upon the exercise of options outstanding as of the completion of this offering with a weighted average exercise price of $3.80 per share;

•                  changes to the “Prospectus summary—The offering” section contained on page 6 of Amendment No. 7;

•                  changes to the “Risk factors” section on page 24-25 of the Preliminary Prospectus, including that:

•                  the 12,500,000 shares sold in this offering, or 14,375,000 shares if the underwriters’ over-allotment option is exercised in full, will be freely tradable, without restriction, in the public market;

•                  after the lock-up period expires, 12,236,642 currently outstanding shares will be eligible for sale in the public market without restriction and 21,392,567 currently outstanding shares held by directors, executive officers and other affiliates will be eligible for sale in the public market subject to volume and other limitations under Rule 144 under the Securities Act;

•                  as of the completion of this offering, there will be 5,402,163 shares underlying options, excluding inter alia, the exercise by selling stockholders of options to purchase an aggregate of 111,706 shares of common stock

•                  if you purchase common stock in this offering, you will experience immediate and substantial dilution of $14.13 per share, and that the exercise of outstanding options and warrants, which have a weighted average exercise price of $2.11 per share, and any future equity issuance by us will result in further dilution to investors;

•                  changes to the “Use of proceeds” section contained on page 31 of Amendment No. 7, as well as changes to the Preliminary Prospectus to confirm that the net proceeds to us of the sale of the common stock that we are offering at the initial public offering price of $16.00 per share will be approximately $82.6 million, after deducting estimated underwriting discounts and commissions (based on an underwriting discount of 6.5% and assuming payment of a discretionary incentive fee of 0.5% of the initial public offering price) and estimated offering expenses payable by us of approximately $13.4 million;

•                  changes to the “Capitalization” section contained on page 32 of Amendment No. 7, and additional changes to the Preliminary Prospectus as provided below;

•                  changes to the “Dilution” section contained on pages 33-34 of the Preliminary Prospectus, which tables have been revised to provide:

Assumed initial public offering price per share		$16.00
Net tangible book value per share as of March 26, 2010	$0.15
Increase per share attributable to this offering from new investors	$1.72
Pro forma as adjusted net tangible book value per share, as adjusted to give effect to this offering		$1.87
Dilution per share to new investors in this offering		$14.13

	Shares purchased		Total consideration		Average price per
(dollars in thousands, except share and per share data)	Number	Percent	Amount	Percent	share
Existing stockholders(1)	41,638,374	87%	$71,901	43%	$1.73
New investors	6,000,000	13	96,000	57	16.00
Total	47,638,374	100%	$167,901	100%	$3.52

(1) Includes the exercise by certain members of management of options to purchase an aggregate of 111,706 shares of common stock.

•                  changes to the “Shares eligible for future sale” section contained on page 145 of the Preliminary Prospectus, including that 33,629,209 shares will be eligible for sale upon the expiration of lock-up agreements, (i) 12,236,642 of which may be sold without restriction; and (ii) 21,392,567 of which are currently held by directors, executive officers and other affiliates and may be sold subject to volume and other limitations under Rule 144;

•      changes to the “Underwriting—Option to purchase additional shares” section contained on page 156 of the Preliminary Prospectus, including that the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of the prospectus, to purchase up to an aggregate of 1,875,000 of additional shares of common stock at the public offering price, less underwriting discounts and commissions;

•      changes to the “Underwriting—Directed share program” section contained on page 156 of the Preliminary Prospectus that the underwriters have reserved up to 752,500 shares for sale at the initial public offering price through a directed share program;

•                  changes to the “Underwriting—Commissions and discounts” section contained on page 157 of Amendment No. 7;

•                  changes to the “Underwriting—Commissions and discounts” section contained on page 157 of Amendment No. 6;

•                  changes to the “Underwriting—Relationships” section contained on pages 159-160 of Amendment No. 6;

•                  changes to the “Underwriting—Relationships” section contained on pages 159-160 of Amendment No. 5; and

•                  changes to the “Principal and selling stockholders” section contained on page 140 of Amendment No. 5.

The “Capitalization” section on pages 31-32 of the Preliminary Prospectus has been revised as follows:

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 26, 2010:

•                  on an actual basis;

•                  on a pro forma as adjusted basis to reflect:

(i)             the automatic conversion of all outstanding shares of convertible preferred stock into 16,835,714 shares of common stock;

(ii)          the exercise by certain members of manaqement of options to purchase an aggregate of 111,706 shares of common stock at a weighted average exercise price of approximately $1.40 per share, for total proceeds to us of $156,447;

(iii)       the amendment and restatement of our certificate of incorporation in connection with the completion of this offering, which will increase our authorized capital stock;

(iv)      the sale by us of 6,000,000 shares of common stock in this offering at an initial public offering price of $16.00 per share, and after deducting estimated underwriting discounts and commissions (based on an underwriting discount of 6.5% and assuming payment of a discretionary incentive fee of 0.5% of the initial public offering price) and estimated offering expenses payable by us of approximately $13.4 million; and

(v)         the repayment of the indebtness outstanding of approximately $25.1 million under our term loan and revolving credit facilities, which will become due and payable upon the completion of this offering.

You should read this table together with “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations,” “Description of capital stock” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of March 26, 2010
(dollars in thousands, except share data)	Actual	Pro forma as adjusted
	(unaudited)
Cash and cash equivalents	$13,134	$70,838
Total indebtedness (including short-term indebtedness)	$31,396	$6,296
Series C mandatorily redeemable convertible preferred stock	62,831	—
Stockholders’ deficit:
Series A convertible preferred stock	1,978	—
Series B convertible preferred stock	2,970	—
Series D convertible preferred stock	19,952	—
Common stock: no par value; 52,699,999 shares authorized, 24,690,954 shares issued and outstanding, actual; 150,000,000 shares authorized, 47,638,374 shares issued and outstanding, pro forma as adjusted	68,371	238,906
Accumulated deficit	(137,291)	(137,291)
Noncontrolling interest	2,134	2,134
Total equity (deficit)	(41,886)	103,749
Total capitalization	$52,341	$110,045

The table above excludes the following shares:

•                  1,089,000 shares of common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of approximately $0.83 per share, on a pro forma as adjusted basis;

•                  5,513,869 and 5,402,163 shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $3.75 and $3.80 per share, on an actual and pro forma as adjusted basis, respectively;

•                  3,668,340 shares of common stock issuable upon the exercise of motion picture exhibitor options outstanding at an exercise price of approximately $0.00667 per share, on an actual and pro forma as adjusted basis;

•                  an aggregate of 407,404 shares of common stock reserved for future issuance under our 2004 equity incentive plan, on an actual and pro forma as adjusted basis; and

•                  an aggregate of 3,750,000 shares of common stock reserved for future issuance under our 2010 equity incentive plan, on an actual and pro forma as adjusted basis.

The “Principal and selling stockholder” section on page 139 of the Preliminary Prospectus has been revised as follows:

	Shares Beneficially Owned Prior to this Offering		Number of Shares to Be Sold in this	Shares Beneficially Owned After this Offering		Number of Shares to Be Sold in Over-	Shares Beneficially Owned After Over- Allotment
Name of Beneficial Owner	Number	%	Offering	Number	%	Allotment	Number	%
Principal Stockholders
Shamrock Capital Growth Fund II, L.P. (1)	7,709,250	18.5%	1,811,740	5,897,510	12.4%	501,035	5,396,475	11.3%
William D. Budinger (2)	4,200,723	10.1%	987,206	3,213,517	6.7%	184,117	3,029,400	6.3%
Directors and Executive Officers
Michael V. Lewis (3)	7,654,125	18.4%	765,413	6,888,712	14.5%	382,706	6,506,006	13.7%
Joshua Greer (4)	7,654,125	18.4%	765,413	6,888,712	14.5%	382,706	6,506,006	13.7%
Andrew Howard (5)	7,709,250	18.5%	1,811,740	5,897,510	12.4%	501,035	5,396,475	11.3%
c/o Shamrock Capital Growth Fund II, L.P.
Stephen Royer (8)	7,709,250	18.5%	1,811,740	5,897,510	12.4%	501,035	5,396,475	11.3%
c/o Shamrock Capital Growth Fund II, L.P.
William M. Budinger (9)	2,530,005	6.0%	594,573	1,935,432	4.0%	60,432	1,875,000	3.9%
Stephen Bellotti (10)	—	—	—	—	—	—	—	—
Andrew A. Skarupa	967,057	2.3%	96,706	870,351	1.8%	48,353	821,998	1.7%
Joseph Peixoto	1,000,000	2.3%	—	1,000,000	2.1%	—	1,000,000	2.1%
Craig S. Gatarz	—	—	—	—	—	—	—	—
Robert Mayson (11)	30,000	*	15,000	15,000	—	15,000	—	—
P. Gordon Hodge	—	—	—	—	—	—	—	—
Frank J. Biondi	—	—	—	—	—	—	—	—
James Cameron	—	—	—	—	—	—	—	—
Richard Grand-Jean	75,000	*	—	75,000	*	—	75,000	*
Sherry Lansing	—	—	—	—	—	—	—	—
All Directors and Executive Officers as a Group (15 Persons)	27,619,562	66.19%	4,048,845	23,570,717	49.38%	1,390,232	22,180,485	46.46%
Additional Selling Stockholders
The Susan Budinger Loncki Separate Property Trust (12)	621,547	1.5%	146,069	475,478	1.0%	15,578	459,900	1.0%
Real Big, LLC (13)	483,528	1.2%	113,633	369,895	*	39,816	330,079	*
Paul Kagan	181,323	*	42,612	138,711	*	2,718	135,993	*
Lighthouse Capital Insurance Company (14)	1,692,211	4.0%	397,684	1,294,527	2.7%	22,316	1,272,211	2.7%
Richard Huston	1,354,411	3.3%	135,441	1,218,970	2.6%	—	1,218,970	2.6%
Paul MacCaskill†	302,205	*	71,020	231,185	*	24,885	206,300	*
The Powers Trust (15)	1,122,211	2.7%	263,729	858,482	1.8%	92,408	766,074	1.6%
Pequot Endowment Fund, L.P. (16)	280,519	*	65,924	214,595	*	23,099	191,495	*
Pequot Institutional Master Fund, L.P. (17)	297,792	*	69,984	227,808	*	24,521	203,288	*
Pequot Core Global Master Fund, L.P. (18)	523,929	1.3%	123,128	400,801	*	43,143	357,659	*
Pequot Core Investors Master Fund, L.P. (19)	147,759	*	34,725	113,034	*	12,167	100,867	*
Total			6,500,000			1,875,000

* * *

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the final prospectus relating to this offering may be obtained directly from the issuer or from the prospectus department of J.P. Morgan Securities Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-866-803-9204; or from Piper Jaffray & Co., Prospectus Department, 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402, telephone: 1-800-747-3924 or by email: prospectus@pjc.com. The latest preliminary prospectus is also available at the following link: http://www.sec.gov/Archives/edgar/data/1327471/000104746910006463/a2199426zs-1a.htm.

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